RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX	OTCBB SYMBOL: RUBIF	PR04-02 JANUARY 7, 2004

RUBICON ANNOUNCES PLANS TO DRILL 15 GOLD PROJECTS IN 2004
- 115,000 feet of drilling, $5.4 million exploration program with $3.3 million funded by partners, strong treasury preserved -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) is pleased to provide an outline of its aggressive 2004 Canadian exploration programs. Rubicon has an extensive property base in Red Lake, Ontario and in Newfoundland and has advanced over 15 projects to the drill-ready stage in a combination of partner-funded and Rubicon funded work. The following programs are planned:

Red Lake Gold Camp, Ontario

A minimum $2.1 million exploration program is planned for Rubicon's Red Lake holdings, approximately 60% of which is partner funded on a committed basis. This program will increase to approximately $2.9 million if junior partners successfully finance their proposed work programs.

  Partner Goldcorp Inc. (GG.NYSE; G.TSX) will fund a $750,000 program testing three main areas in the Red Lake gold camp: Sidace Lake, Red Lake North and Adams Lake. In the Sidace Lake area, diamond drilling will test two claims which are either side of the Planet Explorations-Goldcorp Inc. Sidace Lake zone where significant gold intercepts have been reported from within extensive sericite schist units.

  On the East Bay Trend, partner Wolfden Resources Inc. (WLF.TSX) will fund a $500,000 drill program (14,750 feet, 4500 metres) to test for gold mineralization similar to that documented and reported by Wolfden on the adjacent Placer Dome/Wolfden property.

  At its 100%-owned McFinley gold project, Rubicon will carry out a minimum 16,000 foot (5,000 metre) drill program testing ultramafic-associated gold targets, Rubicon will follow up on encouraging drill intercepts from Winter 2002, including 65.8g/t gold over 0.67 metres, 36.17g/t gold over 1.25 metres, and 9.7g/t gold over 1.62 metres at the MAC-3 target, associated with broad lower grade mineralized sections such as 1.75g/t gold over 14 metres and 1.36 g/t gold over 54.69 metres.

  At the west end of the Red Lake camp, Redstar Gold Corp. (RGC.TSX-V) is required to spend approximately $420,000 on properties optioned from Rubicon and has announced plans to diamond drill both the Biron Bay and Pipestone North targets.

  Approximately 10,000 feet (3,000 metres) of drilling will be undertaken on several other Red Lake area targets.

Combined, Rubicon forecasts these drill programs to total approximately 65,000 feet (20,000 metres) of diamond drilling and that they will be largely completed in the first two quarters of 2004.

Newfoundland Gold

Rubicon plans to conduct drill programs and other exploration on nine separate projects at a cost of approximately $1.75 million of which 47% will be partner-funded. This program will increase to $ 2.5 million if junior partners successfully finance their proposed work programs. Total drilling in Newfoundland in 2004 is estimated at a minimum of 50,000 feet (15,700 metres).

  At the extensive Golden Promise project, Placer Dome (CLA) Canada Ltd. (PDG.TSX), pending review of results from the 2003 exploration program, plans to follow up on encouraging results from the Jaclyn Vein Zone and other vein targets on the property (see news release dated December 11, 2003). Placer Dome is required to spend $800,000 during 2004 as part of its four-year, $5 million earn-in for a 55% interest and has indicated plans to drill early in 2004.

Rubicon Minerals Corporation	Page 1 of 2

TORONTO STOCK EXCHANGE SYMBOL: RMX	OTCBB SYMBOL: RUBIF	PR04-02 JANUARY 7, 2004

  In addition to Golden Promise, over the past two years, Rubicon has conducted surface exploration programs on its extensive Newfoundland properties. A number of these require drill testing to follow up encouraging surface gold mineralization. These include:

  the New World project where recent assay results released on October 30, 2003 highlighted significant surface channel sample results;

  the H-Pond Project where an extensive 300 metre long quartz boulder train has been documented (seven boulders contain visible gold, see also October 30, 2003 news release)

  six other target areas.

Partner International Lima Exploration Inc. (LMG.TSX-V) is planning to spend approximately $800,000 on Rubicon properties in 2004 and it is expected that 50% of the funds will be directed toward diamond drilling. The properties include extensive land packages south of Rubicon's main Golden Promise property where potential for additional new discoveries is considered high.

Developing gold exposure in Nevada, USA

  Rubicon announced recently that it had acquired a 50.1% interest in a private Nevada company with experienced Nevada management. With both a declining US dollar and increasing gold price, Rubicon considers this to be a timely investment in one of the world's most gold-endowed regions.

David Adamson states: "Rubicon offers investors multiple opportunities for discovery in areas with both high geological potential and low political risk. We have followed a strategy of acquiring and adding value to our assets in anticipation of the current strong market for gold and believe this is a good time to have both quality assets and a strong treasury. We are very encouraged with our potential to deliver success in 2004 and believe we have established an excellent platform from which to create additional value for shareholders."

RUBICON MINERALS CORPORATION

David W. Adamson
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 888-1100 Melville Street, Vancouver BC CANADA V6E 4A6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.	Page 2 of 2

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.